SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

      Transaction Statement Under Section 13(e) of the Securities Exchange
                      Act of 1934 and Rule 13e-3 Thereunder

 Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange
                                  Act of 1934

                         U.S. TIMBERLANDS COMPANY, L.P.
                              (Name of the Issuer)

                         U.S. TIMBERLANDS COMPANY, L.P.
                      (Name of Person(s) Filing Statement)

                                  COMMON UNITS
                         (Title of Class of Securities)

                                    902977107
                      (CUSIP Number of Class of Securities)

                                  John M. Rudey
                      Chief Executive Officer and President
                               of General Partner
                         U.S. Timberlands Company, L.P.
                         625 Madison Avenue, Suite 10-B
                            New York, New York 10022
                            Telephone: (212) 755-1100

                                    Copy to:

       Martin Nussbaum, Esq.                        Jesse A. Finkelstein, Esq.
      Scott M. Zimmerman Esq.                        William J. Haubert, Esq.
Swidler Berlin Shereff Friedman, LLP             Richards, Layton & Finger, P.A.
       The Chrysler Building                     One Rodney Square, P.O. Box 551
        405 Lexington Avenue                        Wilmington, Delaware 19899
      New York, New York 10174                            (302) 651-7700
           (212) 973-0111


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           (Name, address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf
                       of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(C) under the Securities Exchange Act of 1934.

b. |_| The filing of a registration statement under the Securities Act of 1934.

c.    |X| A tender offer.

d.    |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE
            Transaction valuation*        Amount of filing fee
                  $25,425,954                  $2,339.19

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,475,318 Common Units, at a price of $3.00 per Common Unit, in cash. Such number of Common Units represents all of the Common Units outstanding as of November 15, 2002, less the Common Units already beneficially owned by U.S. Timberlands Acquisition Co., LLC (the "Buyer") and its affiliates, plus the number of Common Units underlying options outstanding as of such date, less the number of Common Units underlying such options that are already beneficially owned by the Buyer and its affiliates.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $2,237.19 on November 15, 2002; $102 on January 6, 2003
      Form or Registration No.: Schedule TO-T
      Filing Parties: U.S. Timberlands Acquisition Co., LLC
                      U.S. Timberlands Holdings Group, LLC
                      John M. Rudey
      Date Filed: November 15, 2002; January 6, 2003


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      This Schedule 13E-3 (the "Schedule 13E-3") is filed by U.S. Timberlands
Company, L.P., a Delaware limited partnership (the "Company"). The filing person is the subject company. This Schedule 13E-3 relates to the tender offer by U.S. Timberlands Acquisition Co., LLC, a Delaware limited liability company (the "Buyer") and a wholly-owned subsidiary of U.S. Timberlands Holdings Group, LLC, a Delaware limited liability company ("Holdings"), of which John M. Rudey is the controlling member, to purchase all of the outstanding common units (the "Common Units") of the Company at a purchase price of $3.00 per Common Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Buyer's Offer to Purchase dated November 15, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were attached as Exhibits 99(a)(1) and 99(a)(2), respectively, to the Schedule TO filed with the Securities and Exchange Commission (the "Commission") by the Buyer, Holdings and Mr. Rudey, as amended by Amendment No. 1 to the Schedule TO, filed with the Commission on January 6, 2003.

      The information set forth in the Offer to Purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission by the Company on November 15, 2002 and Amendment No. 1 thereto filed with the Commission on January 6, 2003, including all schedules and annexes thereto, is expressly incorporated herein by reference in response to all items of this Schedule 13E-3. The audited financial statements of the Company as of and for the two fiscal years ended December 31, 2000 and December 31, 2001 are hereby expressly incorporated herein by reference to Item 8 of the Company's Annual Report on Form 10-K for the year ended December 31, 2001 filed with the Commission on April 16, 2002. The unaudited financial statements of the Company as of and for the quarter and nine months ended September 30, 2002 are hereby expressly incorporated herein by reference to Part I, Item I of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed with the Commission on November 14, 2002. The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, is required to file periodic reports and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in the Company's Annual Report on Form 10-K, which is distributed to the Company's unitholders and filed with the Commission. Such reports and other information should be available for inspection and copying at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the Commission's Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the Commission 's customary fees. Certain reports and other information concerning the

Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

ITEM 16. EXHIBITS.

Exhibit No.                             Description
-----------                             -----------

99(a)(1)                                Solicitation/Recommendation Statement on
                                        Schedule 14D-9, dated November 15, 2002
                                        (incorporated by reference to the
                                        Solicitation/Recommendation Statement on
                                        Schedule 14D-9, filed with the
                                        Commission on November 15, 2002).+

99(a)(2)                                Amendment No.1 to the Company's
                                        Solicitation/Recommendation Statement on
                                        Schedule 14D-9 (incorporated by
                                        reference to Amendment No. 1 to the
                                        Solicitation/Recommendation Statement on
                                        Schedule 14D-9, filed with the
                                        Commission on January 6, 2003).

99(a)(3) Schedule TO/13E-3 (incorporated by reference to the Schedule TO/13E-3 filed by Holdings, the Buyer and John M. Rudey on November 15, 2002, as amended by Amendment No. 1 filed on January 6,
                                        2003).

99(a)(4)                                Offer to Purchase, dated November 15,
                                        2002.*+

99(a)(5)                                Letter of Transmittal.*+

99(a)(6)                                Notice of Guaranteed Delivery.*+

99(a)(7) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*+

99(a)(8) Form of Letter to Our Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*+

99(a)(9) Guidelines for Certification of Taxpayer Identification Number on Substitute From W-9.*+

99(a)(10)                               Text of press release issued by the
                                        Company, dated October 17, 2002.*

99(a)(11)                               Letter to Unitholders, dated November
                                        15, 2002, from the Buyer.*+

99(a)(12)                               Letter to Unitholders, dated November
                                        15, 2002, from the Company (incorporated by reference to the Schedule 14d-9 filed by the Company with the Commission on November 15, 2002).+

99(a)(13)                               Text of press release issued by the
                                        Company, dated November 15, 2002.*

99(a)(14)                               Text of press release issued by the
                                        Company, dated January 6, 2003.**

99(c)(1) Fairness Opinion of Dresdner Kleinwort Wasserstein, Inc., dated October 16, 2002.*+

99(d)(1) Agreement and Plan of Merger, dated October 16, 2002, among the Buyer, Holdings and the Company.*+

----------
* Incorporated by reference to the Schedule TO/13E-3 filed by Holdings, the Buyer and John M. Rudey with the Commission on November 15, 2002.

** Incorporated by reference to Amendment No. 1 to the Schedule TO/13E-3 filed by Holdings, the Buyer and John M. Rudey with the Commission on January 6, 2003.

+     Included in copies mailed to the Company's unitholders.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        U.S. TIMBERLANDS COMPANY, L.P.

                                        By: U.S. Timberlands Services
                                            Company, L.L.C., its general partner

                                        By: /s/ John M. Rudey
                                            ------------------------------------
                                        Name:  John M. Rudey
                                        Title: Chief Executive Officer and
                                               President

Dated: January 6, 2003

                                  EXHIBIT INDEX

Exhibit No.                             Description
-----------                             -----------

99(a)(1)                                Solicitation/Recommendation Statement on
                                        Schedule 14D-9, dated November 15, 2002
                                        (incorporated by reference to the
                                        Solicitation/Recommendation Statement on
                                        Schedule 14D-9, filed with the
                                        Commission on November 15, 2002).+

99(a)(2)                                Amendment No.1 to the Company's
                                        Solicitation/Recommendation Statement on
                                        Schedule 14D-9 (incorporated by
                                        reference to Amendment No. 1 to the
                                        Solicitation/Recommendation Statement on
                                        Schedule 14D-9, filed with the
                                        Commission on January 6, 2003).

99(a)(3) Schedule TO/13E-3 (incorporated by reference to the Schedule TO/13E-3 filed by Holdings, the Buyer and John M. Rudey on November 15, 2002, as amended by Amendment No. 1 filed on January 6,
                                        2003).

99(a)(4)                                Offer to Purchase, dated November 15,
                                        2002.*+

99(a)(5)                                Letter of Transmittal.*+

99(a)(6)                                Notice of Guaranteed Delivery.*+

99(a)(7) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*+

99(a)(8) Form of Letter to Our Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*+

99(a)(9) Guidelines for Certification of Taxpayer Identification Number on Substitute From W-9.*+

99(a)(10)                               Text of press release issued by the
                                        Company, dated October 17, 2002.*

99(a)(11)                               Letter to Unitholders, dated November
                                        15, 2002, from the Buyer.*+

99(a)(12)                               Letter to Unitholders, dated November
                                        15, 2002, from the Company (incorporated by reference to the Schedule 14d-9 filed by the Company with the Commission on November 15, 2002).+

99(a)(13)                               Text of press release issued by the
                                        Company, dated November 15, 2002.*

99(a)(14)                               Text of press release issued by the
                                        Company, dated January 6 2003.**

99(c)(1) Fairness Opinion of Dresdner Kleinwort Wasserstein, Inc., dated October 16, 2002.*+

99(d)(1) Agreement and Plan of Merger, dated October 16, 2002, among the Buyer, Holdings and the Company.*+

----------
* Incorporated by reference to the Schedule TO/13E-3 filed by Holdings, the Buyer and John M. Rudey with the Commission on November 15, 2002.

** Incorporated by reference to Amendment No. 1 to the Schedule TO/13E-3 filed by Holdings, the Buyer and John M. Rudey with the Commission on January 6, 2003.

+     Included in copies mailed to the Company's unitholders.